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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                          Valassis Communications, Inc.
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                                (Name of Issuer)


                     Common Stock, Par Value $.01 Per Share
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                           (Title of Class Securities)


                                    91886610
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                                 (CUSIP Number)


       Neale Martin, Manager, Trustee, Westpac Custodian Nominees Limited
                          Level 36, 60 Margaret Street
           Sydney, New South Wales 2000, Australia 011-612-9-226-2026
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 11, 1997
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






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CUSIP No. 91886610

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1.      NAME OF REPORTING PERSON
        S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Westpac Custodian Nominees Limited
                      No S.S. Or I.R.S. Identification

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2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                       (a) ___
                                                                                       (b) ___

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3.      SEC USE ONLY


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4.      SOURCE OF FUNDS                     Not Applicable


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5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)

                                                                                           ___

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6.      CITIZENSHIP OR PLACE OF ORGANIZATION

               New South Wales, Commonwealth of Australia

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  NUMBER OF    7.     SOLE VOTING POWER                   None
   SHARES      --------------------------------------------------------------------------------
BENEFICIALLY   8.     SHARED VOTING POWER                 20,173,800
OWNED BY EACH  --------------------------------------------------------------------------------
  REPORTING    9.     SOLE DISPOSITIVE POWER              None
   PERSON      --------------------------------------------------------------------------------
    WITH       10.    SHARED DISPOSITIVE POWER            20,173,800

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11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               20,173,800

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12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                                            ___

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13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               50.3%

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14.     TYPE OF REPORTING PERSON

               CO

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






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              CONTINUATION PAGES OF AMENDMENT NO. 2 TO SCHEDULE 13D
                                    FILED BY
                       WESTPAC CUSTODIAN NOMINEES LIMITED

               This Amendment No. 2 to the Schedule 13D, dated April 15, 1994, (the "Schedule 13D") as amended by Amendment No. 1 to the Schedule 13D, dated January 30, 1995 ("Amendment No. 1"), previously filed by Westpac Custodian Nominees Limited is being filed in connection with changes in the ownership of the stock of Valassis Communications, Inc., a Delaware corporation (the "Issuer"), resulting from the transfer of certain shares of common stock, par value $.01 per share, of the Issuer under certain Stock Pledge Agreements to which Westpac Custodian is a party and the release of a portion of such shares from such Stock Pledge Agreements.

               In addition, in accordance with Rule 101(a)(2)(ii) of Securities and Exchange Commission Regulation S-T, this Amendment No. 2 amends and restates the Schedule 13D, as amended by Amendment No. 1.

ITEM 1.        SECURITY AND ISSUER.

               This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Valassis Communications, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are at 19975 Victor Parkway, Livonia, Michigan 48152.

ITEM 2.        IDENTITY AND BACKGROUND.

               The name of the person filing this statement is Westpac Custodian Nominees Limited ("Westpac Custodian") which has its principal office at Level 36, 60 Margaret Street, Sydney, New South Wales, Australia. Westpac Custodian is a corporation organized under the laws of Australia, with Australian Company Number 002 861 565. The principal business of Westpac Custodian is custody and nominee operations.

               Set forth in Schedule A, which is attached hereto and incorporated by reference, are the (i) names, (ii) addresses and (iii) present principal occupations or employment of the executive officers and directors (the "Executive Officers and Directors") of Westpac Custodian. Unless otherwise set forth in Schedule A, each of such persons is a citizen of Australia and has a business address at the address of Westpac Custodian.

               During the past five years, neither Westpac Custodian nor any of its Executive Officers or Directors has been convicted in a





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criminal proceeding (excluding traffic violations or similar misdemeanors).

               During the last five years, neither Westpac Custodian nor any of its Executive Officers or Directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where the result of such proceeding was the imposition of a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.        SOURCE AND AMOUNT OF CONSIDERATION.

               In 1994, 21,200,000 shares of Common Stock (the "Pledged Shares") were pledged to Westpac Custodian by Conpress Publishing B.V. ("CPBV") to secure certain obligations of CPBV and its parent, Consolidated Press (Finance) Limited ("Conpress"), under the Facility Agreement (see Item 4). In 1996, the Pledged Shares were transferred to Conpress Cayman, LDC ("CCLDC") and pledged to Westpac Custodian to secure certain obligations of CCLDC and others under the Facility Agreement and under the Cash Advance Facility Agreement (see Item 4). On June 11, 1997, (a) the Pledged Shares were transferred to Conpress International (Netherlands Antilles) N.V. ("CINA") and pledged to Westpac Custodian to secure certain obligations of CINA and others under the Facility Agreement and the Cash Advance Facility Agreement and (b) 1,026,200 of the Pledged Shares were sold back to the Issuer and released from the pledges (see Item 4).

ITEM 4.        PURPOSE OF TRANSACTION.

               Pursuant to the Syndicated Bill Facility Agreement, dated as of March 25, 1994 (the "Facility Agreement"), among Conpress and the other parties listed therein, as guarantors, certain financial institutions listed therein, as participants (the "Participants"), Westpac Custodian, as security trustee, and Australia & New Zealand Banking Group Limited, as agent, the Participants agreed to provide certain financial accommodations to Conpress. The obligations of Conpress under the Facility Agreement were secured by the pledge of certain stock and related collateral, including the pledge of the Pledged Shares. In addition, the Pledged Shares secured CPBV's guarantee and indemnification obligations under the Facility Agreement.

               On March 25, 1994, CPBV pledged the Pledged Shares to Westpac Custodian pursuant to the Stock Pledge Agreement, dated as of March 25, 1994 (the "CPBV Pledge Agreement"), between CPBV and Westpac Custodian, in its capacity as the security trustee for the





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Participants. On January 9, 1995, CPBV transferred the Pledged Shares to
Conpress Investments B.V. ("CIBV") and CIBV and Westpac Custodian entered into a Stock Pledge Agreement, dated as of January 9, 1995 (the "CIBV Pledge Agreement"), with respect to the Pledged Shares so transferred. Following such transfer to CIBV, on January 13, 1995, CIBV transferred the Pledged Shares to CCLDC and CCLDC and Westpac Custodian entered into a Stock Pledge Agreement, dated as of January 13, 1995 (the "CCLDC Pledge Agreement"), with respect to the Pledged Shares so transferred.

               The CPBV Pledge Agreement was terminated as of January 9, 1995, and the CIBV Pledge Agreement was terminated as of January 13, 1995. As of January 13, 1995, the only stock pledge agreement with respect to the Pledged Shares in effect was the CCLDC Pledge Agreement.

               Westpac Custodian's lien on the Pledged Shares was further extended to secure certain obligations under a $300,000,000 Cash Advance Facility Agreement, dated June 27, 1996 (the "Cash Advance Facility Agreement"), among Kerry Francis Bullmore Packer, as borrower, Consolidated Press Holdings Limited and the other parties listed on Schedule 1 thereto, as guarantors (the "Guarantors"), Westpac Custodian, Australia and New Zealand Banking Group Limited, as agent, and the financial institutions listed on Schedule 2 thereto (the "Lenders"). A Stock Pledge Agreement, dated June 26, 1996, was entered into by Westpac Custodian and CCLDC in connection with the Facility Agreement (the "CCLDC Cash Advance Facility Stock Pledge"). In addition, a Pari Passu Deed, dated June 27, 1996, provided that the Pledged Shares were to be held on a pari passu basis as collateral to secure, respectively, certain obligations under the Facility Agreement and the Cash Advance Facility Agreement.

               On June 11, 1997, CCLDC transferred the Pledged Shares to CINA. CINA and Westpac Custodian entered into a Stock Pledge Agreement, dated as of June 11, 1997, with respect to the Pledged Shares, securing indebtedness in connection with the Facility Agreement (the "CINA Stock Pledge"), and a Stock Pledge Agreement, dated as of June 11, 1997, with respect to the Pledged Shares, securing indebtedness in connection with the Cash Advance Facility Agreement (the "CINA Cash Advance Facility Stock Pledge").

              The CCL Stock Pledge Agreement and the CCLDC Cash Advance Facility Stock Pledge were terminated as of June 11, 1997. As of June 11, 1997, the only stock pledge agreements with respect to the Pledged Shares in effect were and as of this date are the CINA Stock Pledge and the CINA Cash Advance Facility
Stock Pledge.





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               Pursuant to the Stock Option Agreement, dated June 9, 1996, among the Issuer, CCLDC and Consolidated Press International Limited, as assigned to CINA by an assignment dated June 5, 1997, the Issuer has repurchased 1,026,200 of the Pledged Shares as of June 11, 1997, and Westpac Custodian has released such shares from the CINA Stock Pledge and the CINA Cash Advance Facility Stock Pledge. Therefore, the total number of Pledged Shares as of this date is 20,173,800.








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ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

               As of the close of business on June 11, 1997, Westpac Custodian may be deemed the indirect beneficial owner of 20,173,800 shares of Common Stock. The Pledged Shares constitute approximately 50.3% of the outstanding shares of Common Stock of the Issuer (excluding approximately 2,993,814 shares of Common Stock subject to outstanding options granted by Valassis under certain stock option plans, of which 2,598,498 were exercisable as of April 30, 1997). CINA is the direct beneficial owner of the Pledged Shares.

               Westpac Custodian disclaims beneficial ownership of the Pledged Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               Pursuant to the CINA Stock Pledge and the CINA Cash Advance Facility Stock Pledge, prior to the occurrence of a Potential Event of Default or an Event of Default (as such terms are defined in the CINA Stock Pledge and the CINA Cash Advance Facility Stock Pledge), CINA is entitled to exercise all voting and other consensual rights, and to receive and use cash dividends, with regard to the Pledged Shares. Upon the occurrence of a Potential Event of Default or an Event of Default (as such terms are defined in the CINA Stock Pledge and the CINA Cash Advance Facility Stock Pledge), Westpac Custodian is entitled to exercise all voting and other consensual rights, and to receive and use cash dividends, with regard to the Pledged Shares. Westpac Custodian is required to exercise all rights under (i) the CINA Stock Pledge in accordance with the terms of the Security Trust Deed, dated as of March 23, 1994, made by Westpac Custodian in favor of the Participants, and (ii) the CINA Cash Advance Facility Stock Pledge in accordance with the terms of the Security Trust Deed, dated as of June 26, 1996, made by Westpac Custodian in favor of the Lenders.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

(c) (i) Stock Pledge Agreement, dated as of June 11, 1997, between CINA, as Pledgor, and Westpac Custodian, as Trustee, securing indebtedness in connection with Cash Advance Facility Agreement, dated June 27, 1996, among Kerry Francis Bullmore Packer, Consolidated Press Holdings Limited, the Trustee and the Guarantors, Agent and Lenders named therein, and

     (ii) Stock Pledge Agreement, dated as of June 11, 1997, between CINA as Pledgor, and Westpac Custodian, as Trustee, securing




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     indebtedness in connection with Syndicated Bill Facility Agreement, dated as of March 25, 1994, among Consolidated Press (Finance) Limited, the Trustee and the Guarantors, Agent and Participants named therein.









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                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 20, 1997



                                  Westpac Custodian Nominees Limited




                                  By: \s\ Neale W. Martin
                                     _____________________________________
                                     Name: Neale W. Martin
                                     Title: Manager, Trustee




                                  By: \s\ Aubrey D. Moore
                                     _____________________________________
                                     Name: Aubrey D. Moore
                                     Title: Manager, Compliance










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                                   Schedule A




Name:  John Charles Lawson
Title/Occupation:  Company Director
Address:  4 Allerton Road, Beecroft, NSW 2119, Australia
Citizenship:  Australia


Name:  Alan Campbell Ross
Title/Occupation:  Company Director
Address:  3 Farriers Court, Thornton Hill, Wimbledon
          London SW194HR, England
Citizenship:  United Kingdom


Name:  Gary James Angel
Title/Occupation:  Company Director
Address:  100 Waratah Place, Narraweena, NSW 2099, Australia
Citizenship:  Australia


Name: David Matthew Fite
Title/Occupation:  Company Director
Address:  51 Bower Street, Manly N.S.W. 2095, Australia
Citizenship:  United States of America



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